VINCI

06010002

Rueil december 20, 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

RECEIVED
2006 JAN -3 P 1:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Completion of the restoration of the first half of the Hall of Mirrors at the Château de Versailles by VINCI, Major Partner of the French Ministry of Culture ;
- With the acquisition of ASF, VINCI becomes the world's leading integrated concession/construction group ;
- VINCI rewards its employees best innovations for 2005.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02

CHATEAU DE VERSAILLES

VINCI

MAJOR PARTNER
OF THE MINISTRY OF CULTURE

PRESS RELEASE

Versailles, 19 December 2005

Completion of the restoration of the first half of the Hall of Mirrors
at the Château de Versailles by VINCI,
Major Partner of the French Ministry of Culture

After eighteen months of restoration works, VINCI and the Château de Versailles can now reveal the restored half of the Hall of Mirrors to public gaze.

This first phase of the restoration project, completed on schedule, won the unanimous approval of the International Scientific Council at its meeting on 18 October 2005.

After three months of preparatory work, the restoration works proper concerned the architectural décor by Jules Hardouin-Mansart, with its mix of marble panelling, mirrors and sculptural features in bronze, which have been restored by teams made up of restorers from within the VINCI Group as well as outside specialists.

On the vaulted ceiling, meanwhile, the painted and sculpted décor has been restored by a group of sixty restorers, led by the restorer Cinzia Pasquali, who were selected by a committee of experts on 17th century painting and architecture.
Their work has revealed the delicacy of the palette of colours used by Charles Le Brun, First Painter to Louis XIV, at the same time contributing to the long-term preservation of this original 17th century décor.

VINCI has been spearheading the first-ever comprehensive restoration of the Hall of Mirrors, within the framework of a skills-based sponsorship operation, since July 2004. VINCI is providing the funding for the works - 12 million euros - and making available to the project the expertise of its various companies specialising in the restoration of historic buildings.

Appointed a Major Partner of the French Ministry of Culture, VINCI is undertaking this project, together with the Etablissement Public du Château de Versailles, within the framework of a Temporary Occupation Order, granted by the Ministry of Culture in order to allow it to act as contracting authority for the project.
This unprecedented arrangement has enabled the Group to build up a real working partnership with the Château authorities and the different experts associated with the project.

CHATEAU DE VERSAILLES

VINCI

MAJOR PARTNER
OF THE MINISTRY OF CULTURE

PRESS RELEASE

VINCI is responsible for managing the project and for the administrative and financial management of the operation. Decisions of a technical, artistic or methodological nature are made by the chief architect at Monuments Historiques, the Monitoring Committee and the International Scientific Council, composed of leading experts on the painting and architecture of the 17th century.

This first phase of the restoration has been carried out without ever having to deny access to the four million visitors who pass through the Hall each year. The worksite is entirely concealed from view and protected from noise and dust by a scenographic installation: visitors walking through this animated corridor can experience the erstwhile atmosphere of the Hall thanks to a life-size reproduction of a ball held here in the days of the Ancien Régime.
The installation also serves an educational purpose, with presentations, with commentaries available in several languages, on the successive stages of the restoration process.

After three months spent taking down, moving and re-assembling the scaffolding and the scenographic installation, the restoration of the other half of the Hall should get under way in February 2006.

The entirely restored Hall of Mirrors is scheduled to open in May 2007.

Press contacts

VINCI
Olga Giacomoni
Tel.: 01 47 16 39 78
ogiacomoni@vinci.com

VINCI

Rueil-Malmaison, 14 December 2005

Press Release

With the acquisition of ASF, VINCI becomes the world's leading integrated concession/construction group

- An ambitious industrial and social project
- Upholding ASF's commitments to the French State, its customers and employees
- The price of 50 euros per share will be raised to 51 euros per share on confirmation of the Lyon Balbigny section of Autoroute A 89 being included in ASF's concession base
- A maximum investment of 9.1 billion euros paid in cash

Under the procedure implemented by the French State to dispose of its interest in motorway companies, it has decided to sell its 50.4% share in the equity of ASF (Autoroute du Sud de la France) to VINCI.

Creation of the world's leading integrated concessions/construction group

By integrating the necessary expertise for financing, designing, building and operating structures, the concept of an integrated concession-construction group has enabled VINCI, within its existing format, to build complex structures, such as the Vasco de Gama Bridge over the Tagus River in Lisbon (Portugal), the Rion-Antirion Bridge over the Gulf of Corinth (Greece), and the Stade de France stadium in Saint-Denis (France).

By now combining the strength of the world's leading construction group, which already has a significant portfolio of concession operations, with that of Europe's second largest motorway operator, this operation gives rise to a French entity that is the world's leading transport infrastructure concession/construction group, in a rapidly growing market.

With sales of 25 billion euros and 138,000 employees worldwide (of which 82,000 in France), the new entity will have an unparalleled portfolio of concession operations.

It will operate in a context in which limited availability of public funds and huge infrastructure needs is leading state contracting authorities to resort increasingly to Public-Private Partnerships, both in France and across Europe.

In France, the project will capitalise on the complementary nature of the expertise of both the ASF networks and VINCI, to improve the service offering and develop innovation for the benefit of customers.

A project that will uphold ASF's commitments to the French State, its customers and its employees.

As a member of the new Group, ASF will uphold all its commitments to the French State, its customers and employees.

Dates

The disposal of the State's majority shareholding is subject to approval from anti-trust authorities.

It will be followed by an offer for the remaining 26.6% of ASF's equity in the form of a standing market offer (*garantie de cours*).

It is expected that the operation will be finalised in the first half of 2006.

Meetings

- Press conference: 14 December at 5.00 pm, Pavillon Ledoyen.
- Analysts' meeting: 14 December at 6.30 pm, Pavillon Ledoyen.

Press contact: Virginie Christnacht
Tel.: +33 (0)1 47 16 39 56
Fax.: +33 (0)1 47 16 33 88
Email: vchristnacht@vinci.com

PRIX DE L'INNOVATION
VINCI 2005

Rueil-Malmaison, 5 December 2005

VINCI rewards its employees' best innovations for 2005

During the ceremony bringing together over 2 000 people at the Cité des sciences et de l'industrie de la Villette in Paris, on Monday, 5 December 2005, VINCI awarded the prizes for the VINCI 2005 Innovation Awards competition.

For this 5th Innovation Awards competition, which is held every 2 years, almost **1000 projects** were presented by over 2 400 employees representing the Group's four business lines throughout the world (Concessions, Construction, Roads and Energy), a 35% increase compared to the 2003 competition. The final jury met on October 6, 2005 to choose the **12 best innovations in the Group** in the following categories: *"Equipment and Tools", "Processes and Techniques", "Materials", " Management"* and *"Services",* along with a number of special prices for *"Sustainable Development", "Safety", "the Skilled Worker Prize", " Synergies", " Information" and "Ingenuity".*

The Grand Prize for the 2005 competition was awarded to the Freyssinet team (VINCI Construction) that created an innovative process for increasing the durability of suspension bridge supporting cables. With this innovation, for which a patent has been filed, Freyssinet has invented a complete new technology for reinforcing the durability and life span of suspension bridge supporting cables by applying an innovation developed successfully for stay cables: individual protection of the strands using a polyethylene sleeve. Apart from its durability - life span greater than 100 years - this process is also an economic solution for medium-span bridges (up to 500 m), delivering a 15% saving on the cost of suspension.
VINCI also rewarded projects contributing to sustainable development, in particular through reduction of waste and implementation of systems contributing to safety on worksites. The total prize money awarded to the final winners came to 36 000 euros.

Final winners of the VINCI 2005 Innovation Awards Competition

Prize	Business unit	Name	Innovation
GRAND PRIZE	**Freyssinet (VINCI Construction)**	**Suspension bridge cables using Cohestrand**	**An innovative process for increasing the durability of the cables supporting a suspension bridge.**
Processes and Techniques	GTM / GTM CGS (VINCI Construction)	Floating foundations on the Monestier Viaduct	Solution for designing and building a motorway viaduct on loose ground (stable and waterlogged)
Equipment and Tools	Campenon Bernard / Sogea Construction (VINCI Construction)	Roller for lubricating formwork	A lubricating system that protects the environment and improves working conditions.
Materials	Campenon Bernard Regions/Sogea Construction (VINCI Construction)	An overpass superior in every way	Design of a motorway overpass using prefabricated sections
Services	Cofiroute (VINCI Concessions) / Sdel (VINCI Energies)	System for measuring speeding and distances on the motorway and	An educational way of contributing to the road safety campaign. The system led to a halving in the number of drivers travelling at over 130

Press contact: Karima Ouadia
Tel. 01 47 16 31 82/ Fax. 01 47 16 33 88
E-mail: kouadia@vinci.com